

Mail Stop 7010

May 31, 2007

Via U.S. mail and facsimile

Mr. David R. Ames
Chief Executive Officer and President
Xethanol Corporation
1185 Avenue of the Americas, 20th Floor
New York, NY 10036

> **Re:** **Xethanol Corporation**
> **Amendment No. 4 to Registration Statement on Form SB-2**
> **Filed May 18, 2007**
> **File No. 333-131836**

Dear Mr. Ames:

We have reviewed your amended filing and your response and have the following comments. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise your disclosures to:

    - Explain how you are accounting for expenses related to the pilot projects disclosed on pages 6 and 21. It appears to us that, until these technologies are proven, it may be appropriate to account for expenses with no alternative use as R&D;

    - Delete your references on pages 6 and 28 to using cash flows from operations to fund your expansion since you have never generated operating cash flows;

    - Delete the term unaudited under critical accounting policies on page 29 since these disclosures relate to your annual and interim financial statements.

Prior Comment 10

2. We note your disclosure that a price adjustment is included in the prior month's sales revenue as a true-up of sales prices between you and Aventine. However, it remains unclear to us how you determined that your sales price is fixed or determinable at the time of delivery such that recognizing revenue at that time is appropriate.

Prior Comment 12

3. Your revised disclosures do not adequately explain how you determined the amount of the impairment you recorded related to H2Diesel. Please revise. In addition, please reconcile the related equity loss that you recorded during the three months ended March 31, 2007 with the summarized disclosures on page F-10 and with the two disclosures on page 22. In regard to the summarized disclosures, please explain the nature of and the basis for recording the "gain on fair value adjustment". Also, please disclose the number of shares and the terms of the equity issued by H2Diesel on May 9, 2007.

Prior Comment 13

4. It remains unclear to us what objective evidence you used to allocate the shares you received from H2Diesel between the put right and the management services agreement.

Prior Comment 15

5. It appears to us that you may be recording probable losses and insurance recoveries on a net basis. Please clarify or revise. Refer to SAB Topic 5:Y.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Melinda Hooker, Staff Accountant, at (202) 551-3732 if you have questions regarding comments on the financial statements and related matters.

Please contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, the undersigned at (202) 551-3767 with any other questions.

Sincerely,

Jennifer Hardy
Legal Branch Chief

cc: Mr. Charles D. Vaughn, Esq.
Nelson Mullins Riley & Scarborough LLP
999 Peachtree Street NE, 14th Floor
Atlanta, Georgia 30309